Exhibit 99.1

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

For more information,
please see Kinross’ 2014 second-quarter
Financial Statements and MD&A
at www.kinross.com
NEWS RELEASE

Kinross reports 2014 second-quarter results
All-in sustaining cost down compared with Q1 2014 and year over year
Company at high end of production guidance, low end of cost of sales guidance
Pre-feasibility study planned for potential La Coipa re-start

Toronto, Ontario – July 30, 2014 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the second quarter ended June 30, 2014.
(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page six of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Highlights:

●	Production1: 679,831 gold equivalent ounces (Au eq. oz.), compared with 655,381 ounces in Q2 2013.

●	Revenue: $911.9 million, compared with $968.0 million in Q2 2013.

●	Production cost of sales2: $742 per Au eq. oz., compared with $737 in Q2 2013.

●	All-in sustaining cost2: $976 per Au eq. oz. sold, compared with $1,038 in Q2 2013.

●	Adjusted operating cash flow2: $228.3 million, or $0.20 per share, compared with $256.7 million, or $0.22 per share, in Q2 2013.

●	Adjusted net earnings2,3: $32.9 million, or $0.03 per share, compared with adjusted earnings of $119.5 million, or $0.10 per share, in Q2 2013.

●	Reported net earnings3: $46.0 million, or $0.04 per share, compared with a net loss of $2,481.9 million, or $2.17 per share, in Q2 2013.

●	Average realized gold price: $1,285 per Au oz., compared with $1,394 per Au oz. in Q2 2013.

●
Outlook: Kinross expects to be within its 2014 forecast guidance for production (2.5-2.7 million Au eq. oz.), production cost of sales ($730-780 per Au eq. oz. sold), all-in sustaining cost ($950-1,050 per Au eq. oz. sold), and total capital expenditures ($675 million).

●	Corporate Responsibility (CR) Report: Kinross has published its 2013 CR report, available at http://2013corporateresponsibilityreport.kinross.com/

CEO Commentary
J. Paul Rollinson, CEO, made the following comments in relation to 2014 second-quarter results:

“Kinross’ focus on financial discipline and operational excellence continues to deliver results, with another strong quarter that puts the Company at the high end of its 2014 guidance range on production, and the low end of its 2014 guidance range on costs at the half-year mark.

“All-in sustaining cost is down compared with the first quarter of 2014 and the same quarter last year, as we continue to focus on opportunities to reduce spending across the Company. The Russia region is outperforming on both costs and production, while our West Africa operations have reduced their operating costs in the first half of 2014 compared with the last six months of 2013. In the Americas, operational improvements at Maricunga in the first half of 2014 have increased production by 40% and reduced cost of sales per ounce, compared with the second half of 2013.

“With strong, consistent performance from our core assets, we are also advancing opportunities for new production. We continue to explore project financing options for a potential Tasiast expansion as we pursue opportunities to enhance project economics and reduce execution risk. In addition, with encouraging exploration results at La Coipa, we plan to launch a pre-feasibility study in the second half of 2014 to explore the possible re-start of operations.”

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.
2 These figures are non-GAAP financial measures and are defined and reconciled on pages eight to 12 of this news release.
3 Net earnings figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

p.1 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

		Three months ended		Six months ended
		June 30,		June 30,
	(in millions, except ounces, per share amounts, and per ounce amounts)	2014	2013	2014	2013
	Operating Highlights from Continuing Operations
	Total gold equivalent ounces(a)
	Produced(c)	686,130	661,636	1,358,310	1,317,246
	Sold(c)	709,606	695,541	1,338,243	1,347,738

	Attributable gold equivalent ounces(a)
	Produced(c)	679,831	655,381	1,344,521	1,304,278
	Sold(c)	703,234	689,501	1,324,765	1,334,753

	Financial Highlights from Continuing Operations
	Metal sales	$911.9	$968.0	$1,729.3	$2,026.1
	Production cost of sales	$525.9	$513.5	$981.9	$989.2
	Depreciation, depletion and amortization	$215.3	$210.1	$411.7	$437.8
	Impairment charges	$-	$2,433.1	$-	$2,433.1
	Operating earnings (loss)	$80.2	$(2,283.7)	$161.6	$(2,031.0)
	Net earnings (loss) attributable to common shareholders	$46.0	$(2,481.9)	$77.8	$(2,319.5)
	Basic earnings (loss) per share attributable to common shareholders	$0.04	$(2.17)	$0.07	$(2.03)
	Diluted earnings (loss) per share attributable to common shareholders	$0.04	$(2.17)	$0.07	$(2.03)
	Adjusted net earnings attributable to common shareholders(b)	$32.9	$119.5	$67.0	$291.9
	Adjusted net earnings per share(b)	$0.03	$0.10	$0.06	$0.26
	Net cash flow provided from operating activities	$163.9	$106.4	$374.4	$471.7
	Adjusted operating cash flow(b)	$228.3	$256.7	$467.3	$670.4
	Adjusted operating cash flow per share(b)	$0.20	$0.22	$0.41	$0.59
	Average realized gold price per ounce	$1,285	$1,394	$1,292	$1,505
	Consolidated production cost of sales per equivalent ounce(c) sold(b)	$741	$738	$734	$734
	Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$742	$737	$735	$734
	Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$725	$697	$717	$686
	Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$967	$1,017	$978	$1,006
	Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$976	$1,038	$988	$1,034
	Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,055	$1,350	$1,078	$1,333
	Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,062	$1,351	$1,084	$1,342
(a)	“Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages eight to 12 of this news release.
(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2014 was 65.67:1, compared with 61.14:1 for the second quarter of 2013 and for the first six months of 2014 was 64.36:1, compared with 57.21:1 for the first six months of 2013.

The following operating and financial results are based on second-quarter 2014 gold equivalent production from continuing operations. Production and cost measures are on an attributable basis:

Production: Kinross produced 679,831 attributable Au eq. oz. in the second quarter of 2014, a 4% increase over the second quarter of 2013, mainly due to increased production at Kupol as a result of processing higher grade ore from Dvoinoye.

Production cost of sales: Production cost of sales per Au eq. oz.2 was $742 for the second quarter of 2014, compared with $737 for the second quarter of 2013. Production cost of sales per Au oz.2 on a by-product basis was $725 in Q2 2014, compared with $697 in Q2 2013, based on Q2 2014 attributable gold sales of 681,974 ounces and attributable silver sales of 1,396,135 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 decreased to $976 in Q2 2014, compared with $1,038 in Q2 2013, primarily due to decreases in sustaining capital and exploration and business development expenditures.

All-in sustaining cost per Au oz. sold on a by-product basis2 was $967 in Q2 2014, compared with $1,017 in Q2 2013.

Revenue: Revenue from metal sales was $911.9 million in the second quarter of 2014, compared with $968.0 million during the same period in 2013. The decrease was due mainly to the lower average realized gold price for the quarter.

p.2 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Average realized gold price: The average realized gold price was $1,285 per ounce in Q2 2014, compared with $1,394 per ounce in Q2 2013.

Margins: Kinross’ attributable margin per Au eq. oz. sold4 was $543 for the second quarter of 2014, compared with the Q2 2013 margin of $657 per Au eq. oz. sold.

Operating cash flow: Adjusted operating cash flow2 was $228.3 million for the second quarter of 2014, or $0.20 per share, compared with $256.7 million, or $0.22 per share, for Q2 2013.

Earnings: Adjusted net earnings2,3 were $32.9 million, or $0.03 per share, for Q2 2014, compared with adjusted earnings of $119.5 million, or $0.10 per share, for Q2 2013, mainly due to a lower average realized gold price.

Reported net earnings3 were $46.0 million, or $0.04 per share, for Q2 2014, compared with a loss of $2,481.9 million, or $2.17 per share, in Q2 2013. The reported net loss from Q2 2013 included an after-tax non-cash impairment charge of $2,289.3 million.

Capital expenditures: Capital expenditures decreased to $120.0 million for Q2 2014, compared with $321.0 million for the same period last year, due mainly to lower spending at Tasiast.

Operating results
Mine-by-mine summaries for second-quarter 2014 operating results can be found on pages 13 and 17 of this news release. Highlights include the following:

Americas

Regional performance was strong in Q2, as production was higher compared with the previous quarter due to the expected seasonal increase of heap leach processing at Fort Knox, better grades at Kettle-River Buckhorn and improved heap leach performance at Maricunga. Regional production5 was in line year over year due to higher grades and improved performance at Maricunga, offset by the impact of lower mill grades at Fort Knox. Maricunga saw a 40% increase in production in the first half of 2014 compared with the last six months of 2013 as a result of improvements to the crushing plant, and enhanced management of the heap leach and ADR plant. As a result of the variability of B1 ore, Paracatu began processing a greater percentage of B2 ore, which has higher grades and a higher work index. This includes blending B1 and B2 ore through both Plant 1 and Plant 2, which resulted in Q2 production comparable to the previous quarter, as higher grades and better recoveries in both plants offset lower throughput.

Production cost of sales per ounce in the second quarter increased compared with Q1 2014 and Q2 2013. The increase was due mainly to higher cost of sales at Fort Knox as the operation entered a phase of the mine that has more operating waste and lower grades, which is expected to continue for another quarter, with mill grades expected to improve in the fourth quarter. Paracatu has maintained its cost of sales per ounce compared with the previous quarter, while improved efficiencies at Maricunga have resulted in a 19% reduction in costs per ounce compared with Q2 2013. The region is on target to meet both production and production cost of sales guidance for the year.

Russia

The combined Kupol and Dvoinoye operation continued to perform well in Q2, with higher production compared with the previous quarter and year over year. Gold grades at the combined operation increased by 23% compared with Q2 2013 due to the processing of higher grade ore from Dvoinoye, partially offset by the anticipated decline

4 Attributable margin per equivalent ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”
5 Excluding production from La Coipa, where mining at the existing ore body was suspended at the end of October 2013.

p.3 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

in grades at Kupol. Approximately 83,000 Au eq. oz. were produced from processing Dvoinoye ore in the expanded Kupol mill during Q2, in line with the previous quarter.

Production cost of sales per ounce increased slightly compared with the previous quarter, due mainly to higher ounces sold from Kupol. The region is on track to be at the higher end of production and lower end of cost of sales guidance for the year.

West Africa

The region remains on target to meet its production guidance for the year, although production was lower compared with the previous quarter and year over year. As expected, Chirano production was down compared with Q1 2014 due mainly to lower throughput as a result of mill repairs, which were completed ahead of schedule in June. The lower throughput at Chirano was partially offset by prioritizing the processing of higher grade ore. At Tasiast, production was down slightly from the previous quarter as a result of lower mill grades.

Production cost of sales per ounce decreased 13% compared with Q2 2013 due mainly to the move to self-perform at Chirano, and continuous improvement programs at Tasiast. Production cost of sales per ounce were comparable with the previous quarter, with a small increase at Chirano due to lower production and mill repair costs. The region remains on target to meet its production cost of sales guidance for the year.

Tasiast expansion project update

Kinross continues to pursue a number of opportunities to further enhance the viability of a potential expansion at Tasiast. The project execution plan is being further defined and optimized, the bidders list for preassembly work has been expanded and commercial terms solicited, permitting approval for the seawater pipeline has been obtained, and an agreement-in-principle has been reached with an engineering firm for the project execution stage. The Company has engaged BNP Paribas to assist with securing project financing, and is considering financing in the range of $700 - $750 million of the project’s cost, with the balance of funding expected to come from existing cash balances and cash flow.

Discussions continue between the Company and the Government of Mauritania on a range of tax- and labour-related issues. The Company has advised the Government that the results of this exercise will be an important consideration in its investment decision, and is targeting to have these issues resolved in advance of its decision, which is not expected until 2015.

La Coipa Phase 7 update

Kinross expects to move forward with a pre-feasibility study (PFS) in the second half of 2014 to explore re-start options at La Coipa. The proposed PFS will focus on the Pompeya pit (Phase 7), and oxide/transition mineral resources at the existing Puren deposit, and follows the completion of a Phase 7 scoping study in 2013. Kinross will also conduct a scoping study focusing on processing options for known near-surface sulfide mineralization in the district. Exploration continues at La Coipa, with some attractive opportunities being assessed to extend the mine life beyond what the PFS will contemplate.

Liquidity

On July 28, 2014, the Company extended the maturity dates of its $500 million term loan and $1.5 billion revolving credit facility by one year to August 10, 2018 and August 10, 2019, respectively. With this extension completed, the Company’s only debt maturity prior to 2018 is the $250 million Senior Notes due 2016 and regular principal amortization payments due on the Kupol loan of $110 million.

During the quarter, the Company also increased the Export Development Canada letter of credit guarantee facility for reclamation bonding obligations on its US properties from $200 million to $250 million.

p.4 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cash and cash equivalents and short-term investments were $738.7 million as at June 30, 2014, compared with $734.5 million as at December 31, 2013.

Board of Directors update

Mr. John Macken has resigned from the Kinross Board of Directors, effective today. Kinross thanks him for his contributions to the Company.

Outlook
The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page six  of this news release.

As previously announced on February 12, 2014, Kinross expects to produce approximately 2.5-2.7 million gold equivalent ounces for the year.

The Company expects to be within its regional production cost of sales guidance and meet its company-wide production cost of sales guidance range of $730-$780 per gold equivalent ounce and its all-in sustaining costs guidance range of $950-$1,050 per gold ounce sold in 2014.The Company also expects to meet its 2014 capital expenditures forecast of approximately $675 million.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, July 31, 2014 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2014 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com.

Kinross’ unaudited 2014 second-quarter Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p.5 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ghana, Mauritania, Russia and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings “CEO Commentary”, “Tasiast expansion project update”, “La Coipa Phase 7 update”, “Liquidity”, "Outlook”, and  include, without limitation, statements with respect to: our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; expected savings pursuant to our cost review and reduction initiatives including, without limitation, the continuation of the Way Forward: modifications to projects and operations and our exploration budget, as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “anticipate”, “encouraging”, “estimates”, ‘‘expects’’, ‘‘explore’’, ‘‘forecasts”, “focus”, “guidance”, “initiative”, “on track”, “options”, “outlook”, “opportunity”, “plan”, “potential”, “proposed”, “pursue”, “study”, or “targets”,  or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’ or ‘‘will be taken’’, ‘‘will occur’’ or ‘‘will be achieved’’, and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and expansion at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the cessation by the Company of further investment and development of the Fruta del Norte deposit and La Zarza mining concession (“FDN”) being consistent with Kinross’ current expectations including, without limitation, as to the reasonable cooperation of the Government of Ecuador in ensuring an orderly transition with respect to FDN (including, without limitation, any related transactions) that respects the interests of both parties; continuing recognition of the Company’s other remaining mining concessions and other assets, rights, titles and interests in Ecuador; the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies; and compliance with, and the implementation and enforcement of, the Canada-Ecuador Agreement for the Promotion and Reciprocal Protection of Investments; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the impact of escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed by any government, the transition period as we reduce our level of activity in Ecuador and any potential amendments to the Brazilian Mining Code, the Mauritanian Customs Code, the Mauritanian VAT regime and water legislation or other water use restrictions in Chile, being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the development of, operations at and production from the Company’s operations, including but not limited to production from Dvoinoye and permitting, development and expansion at Tasiast (including but not limited to, opportunities to enhance project economics and reduce execution risk of the potential expansion, and any resulting optimization initiatives which may, among other things,  lead to changes in processing approach and maintenance, and conversion of adjacent

p. 6 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

exploration licences to exploitation licences) being consistent with Kinross’ current expectations; (12) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (13) goodwill and/or asset impairment potential; and (14) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, securing and maintaining partial project financing for Dvoinoye, Kupol and any expansion at Tasiast, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; our ability to successfully cease further investment in and development of FDN and, in cooperation with the Government of Ecuador, successfully complete an orderly transition with respect to FDN that is respectful of the interests of both parties and does not impose on the Company (and/or any of its directors, officers or employees) any unreasonable obligations or liabilities; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of further investment in and development of FDN, or any of the Company’s prior or continuing activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation against the Company including, but not limited to, securities class action litigation in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $12 impact on production cost of sales per ounce6.
A $10 per barrel change in the price of oil could result in an approximate $3 impact on production cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this news release has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 7 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	GAAP to Adjusted Earnings Reconciliation
(in millions, except share and per share amounts)	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$46.0	$(2,481.9)	$77.8	$(2,319.5)

Adjusting items:
Foreign exchange losses	1.3	17.7	9.6	21.3
Non-hedge derivatives (gains) losses - net of tax	0.2	(0.1)	3.2	(0.1)
(Gains) losses on sale of other assets - net of tax	-	0.2	(0.2)	(0.4)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(14.4)	35.5	(23.9)	32.9
Taxes in respect of prior years	(0.2)	(3.8)	0.5	0.2
Impairment charges - net of tax	-	2,324.4	-	2,324.4
Impairment of investments	-	227.5	-	233.1
	(13.1)	2,601.4	(10.8)	2,611.4
Adjusted net earnings from continuing operations attributable to common shareholders	$32.9	$119.5	$67.0	$291.9
Weighted average number of common shares outstanding - Basic	1,144.4	1,141.7	1,144.1	1,141.2
Adjusted net earnings from continuing operations per share	$0.03	$0.10	$0.06	$0.26

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

p. 8 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	GAAP to Adjusted Operating Cash Flow
(in millions, except share and per share amounts)	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Net cash flow of continuing operations used in operating activities - as reported	$163.9	$106.4	$374.4	$471.7

Adjusting items:
Working capital changes:
Accounts receivable and other assets	113.5	103.2	63.5	74.1
Inventories	(31.7)	7.8	(8.3)	42.7
Accounts payable and other liabilities, including taxes	(17.4)	39.3	37.7	81.9
	64.4	150.3	92.9	198.7
Adjusted operating cash flow from continuing operations	$228.3	$256.7	$467.3	$670.4
Weighted average number of common shares outstanding - Basic	1,144.4	1,141.7	1,144.1	1,141.2
Adjusted operating cash flow from continuing operations per share	$0.20	$0.22	$0.41	$0.59

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
	Three months ended		Six months ended
(in millions, except ounces and production cost of sales per equivalent ounce)	June 30,		June 30,
	2014	2013	2014	2013

Production cost of sales - as reported	$525.9	$513.5	$981.9	$989.2
Less: portion attributable to Chirano non-controlling interest	(4.0)	(5.0)	(8.4)	(10.1)
Attributable production cost of sales	$521.9	$508.5	$973.5	$979.1

Gold equivalent ounces sold	709,606	695,541	1,338,243	1,347,738
Less: portion attributable to Chirano non-controlling interest	(6,372)	(6,040)	(13,478)	(12,985)
Attributable gold equivalent ounces sold	703,234	689,501	1,324,765	1,334,753
Consolidated production cost of sales per equivalent ounce sold	$741	$738	$734	$734
Attributable production cost of sales per equivalent ounce sold	$742	$737	$735	$734

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

p. 9 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Production cost of sales - as reported	$525.9	$513.5	$981.9	$989.2
Less: portion attributable to Chirano non-controlling interest	(4.0)	(5.0)	(8.4)	(10.1)
Less: attributable silver revenues	(27.2)	(57.0)	(51.7)	(118.9)
Attributable production cost of sales net of silver by-product revenue	$494.7	$451.5	$921.8	$860.2

Gold ounces sold	688,334	653,696	1,298,492	1,267,379
Less: portion attributable to Chirano non-controlling interest	(6,360)	(6,025)	(13,445)	(12,941)
Attributable gold ounces sold	681,974	647,671	1,285,047	1,254,438
Attributable production cost of sales per ounce sold on a by-product basis	$725	$697	$717	$686

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures.  Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p.10 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
	Three months ended		Six months ended
	June 30,		June 30,
(in millions, except ounces and costs per ounce)	2014	2013	2014	2013
Production cost of sales - as reported	$525.9	$513.5	$981.9	$989.2
Less: portion attributable to Chirano non-controlling interest(1)	(4.0)	(5.0)	(8.4)	(10.1)
Less: attributable(2) silver revenues(3)	(27.2)	(57.0)	(51.7)	(118.9)
Attributable(2) production cost of sales net of silver by-product revenue	$494.7	$451.5	$921.8	$860.2
Adjusting items on an attributable(2) basis:
General and administrative(4)	46.2	42.4	89.4	81.9
Other operating expense - sustaining(5)	7.6	(2.1)	15.6	11.3
Reclamation and remediation - sustaining(6)	15.8	15.0	30.3	29.9
Exploration and business development - sustaining(7)	13.3	24.9	26.9	49.2
Additions to property, plant and equipment - sustaining(8)	81.6	127.2	172.6	229.3
All-in Sustaining Cost on a by-product basis - attributable(2)	$659.2	$658.9	$1,256.6	$1,261.8
Other operating expense - non-sustaining(5)	9.3	11.3	20.2	21.8
Exploration - non-sustaining(7)	15.3	18.0	25.0	31.9
Additions to property, plant and equipment - non-sustaining(8)	35.7	186.3	82.9	356.9
All-in Cost on a by-product basis - attributable(2)	$719.5	$874.5	$1,384.7	$1,672.4
Gold ounces sold	688,334	653,696	1,298,492	1,267,379
Less: portion attributable to Chirano non-controlling interest(9)	(6,360)	(6,025)	(13,445)	(12,941)
Attributable(2) gold ounces sold	681,974	647,671	1,285,047	1,254,438
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$967	$1,017	$978	$1,006
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,055	$1,350	$1,078	$1,333

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
	Three months ended		Six months ended
	June 30,		June 30,
(in millions, except ounces and costs per equivalent ounce)	2014	2013	2014	2013
Production cost of sales - as reported	$525.9	$513.5	$981.9	$989.2
Less: portion attributable to Chirano non-controlling interest(1)	(4.0)	(5.0)	(8.4)	(10.1)
Attributable(2) production cost of sales	$521.9	$508.5	$973.5	$979.1
Adjusting items on an attributable(2) basis:
General and administrative(4)	46.2	42.4	89.4	81.9
Other operating expense - sustaining(5)	7.6	(2.1)	15.6	11.3
Reclamation and remediation - sustaining(6)	15.8	15.0	30.3	29.9
Exploration and business development - sustaining(7)	13.3	24.9	26.9	49.2
Additions to property, plant and equipment - sustaining(8)	81.6	127.2	172.6	229.3
All-in Sustaining Cost - attributable(2)	$686.4	$715.9	$1,308.3	$1,380.7
Other operating expense - non-sustaining(5)	9.3	11.3	20.2	21.8
Exploration - non-sustaining(7)	15.3	18.0	25.0	31.9
Additions to property, plant and equipment - non-sustaining(8)	35.7	186.3	82.9	356.9
All-in Cost - attributable(2)	$746.7	$931.5	$1,436.4	$1,791.3
Gold equivalent ounces sold	709,606	695,541	1,338,243	1,347,738
Less: portion attributable to Chirano non-controlling interest(9)	(6,372)	(6,040)	(13,478)	(12,985)
Attributable(2) gold equivalent ounces sold	703,234	689,501	1,324,765	1,334,753
Attributable(2) all-in sustaining cost per equivalent ounce sold	$976	$1,038	$988	$1,034
Attributable(2) all-in cost per equivalent ounce sold	$1,062	$1,351	$1,084	$1,342

p.11 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

(1) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(2) “Attributable” includes Kinross' share of Chirano (90%) production.
(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(4) “General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating expenses related to non-sustaining activities.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(6) “Reclamation and remediation” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are considered sustaining costs as they are required for general operations.
(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the second quarter and first six months of 2014 relate to projects at Tasiast, Chirano and Dvoinoye.
(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold for the Chirano mine.

p.12 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Review of Operations

Three months ended June 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2014	2013	2014	2013	2014	2013	2014 (1)	2013

Fort Knox	91,316	102,740	85,938	98,998	$71.7	$56.9	$834	$575
Round Mountain	42,275	41,016	42,378	43,035	36.9	35.0	871	813
Kettle River - Buckhorn	40,555	45,044	38,801	46,015	24.9	22.8	642	495
Paracatu	124,329	120,247	132,327	118,243	114.6	101.9	866	862
La Coipa	-	48,237	21	46,574	0.1	36.0	nm	773
Maricunga	64,290	49,032	64,333	55,163	56.2	59.3	874	1,075
Americas Total	362,765	406,316	363,798	408,028	304.4	311.9	837	764

Kupol	195,275	121,728	216,765	164,627	114.8	84.9	530	516
Russia Total	195,275	121,728	216,765	164,627	114.8	84.9	530	516

Tasiast	65,099	71,047	65,319	62,489	66.5	66.6	1,018	1,066
Chirano (100%)	62,991	62,545	63,724	60,397	40.2	50.1	631	830
West Africa Total	128,090	133,592	129,043	122,886	106.7	116.7	827	950

Operations Total	686,130	661,636	709,606	695,541	525.9	513.5	741	738
Less Chirano non-controlling interest (10%)	(6,299)	(6,255)	(6,372)	(6,040)	(4.0)	(5.0)
Attributable Total	679,831	655,381	703,234	689,501	$521.9	$508.5	$742	$737

(1) "nm" means not meaningful

Six months ended June 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2014	2013	2014	2013	2014	2013	2014	2013

Fort Knox	174,904	195,992	198,649	217,032	$135.9	$122.8	$684	$566
Round Mountain	87,329	80,437	83,768	81,831	74.2	66.2	886	809
Kettle River - Buckhorn	66,472	84,914	64,630	85,688	41.3	43.1	639	503
Paracatu	251,414	240,138	248,103	240,271	214.7	203.3	865	846
La Coipa	-	101,966	1,365	103,816	1.7	76.3	1,245	735
Maricunga	117,019	104,094	120,190	109,954	114.8	119.1	955	1,083
Americas Total	697,138	807,541	716,705	838,592	582.6	630.8	813	752

Kupol	386,513	246,226	355,051	248,426	181.3	130.8	511	527
Russia Total	386,513	246,226	355,051	248,426	181.3	130.8	511	527

Tasiast	136,770	133,804	131,705	130,870	134.0	126.8	1,017	969
Chirano (100%)	137,889	129,675	134,782	129,850	84.0	100.8	623	776
West Africa Total	274,659	263,479	266,487	260,720	218.0	227.6	818	873

Operations Total	1,358,310	1,317,246	1,338,243	1,347,738	981.9	989.2	734	734
Less Chirano non-controlling interest (10%)	(13,789)	(12,968)	(13,478)	(12,985)	(8.4)	(10.1)
Attributable Total	1,344,521	1,304,278	1,324,765	1,334,753	$973.5	$979.1	$735	$734

p.13 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited, expressed in millions of United States dollars, except share amounts)

	As at
	June 30,	December 31,
	2014	2013

Assets
Current assets
Cash and cash equivalents	$738.7	$734.5
Restricted cash	43.3	59.0
Accounts receivable and other assets	354.8	284.3
Inventories	1,289.6	1,322.9
Unrealized fair value of derivative assets	3.0	5.1
	2,429.4	2,405.8
Non-current assets
Property, plant and equipment	6,456.9	6,582.7
Goodwill	308.0	308.0
Long-term investments	30.3	20.4
Investments in associate and joint venture	315.0	315.2
Unrealized fair value of derivative assets	0.4	0.6
Deferred charges and other long-term assets	503.8	490.5
Deferred tax assets	134.8	163.5
Total assets	$10,178.6	$10,286.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$445.1	$544.5
Current tax payable	26.0	27.0
Current portion of long-term debt	60.0	60.0
Current portion of provisions	30.2	40.1
Current portion of unrealized fair value of derivative liabilities	9.5	41.3
	570.8	712.9
Non-current liabilities
Long-term debt	2,026.5	2,059.6
Provisions	703.7	683.9
Unrealized fair value of derivative liabilities	3.3	14.0
Other long-term liabilities	149.8	192.7
Deferred tax liabilities	513.3	533.7
Total liabilities	3,967.4	4,196.8

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,751.6	$14,737.1
Contributed surplus	81.1	84.5
Accumulated deficit	(8,697.4)	(8,771.1)
Accumulated other comprehensive income (loss)	0.7	(36.5)
Total common shareholders' equity	6,136.0	6,014.0
Non-controlling interest	75.2	75.9
Total equity	6,211.2	6,089.9
Total liabilities and equity	$10,178.6	$10,286.7

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,144,431,104	1,143,428,055

p.14 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited, expressed in millions of United States dollars, except per share and share amounts)
	Three months ended		Six months ended

	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Revenue
Metal sales	$911.9	$968.0	$1,729.3	$2,026.1

Cost of sales
Production cost of sales	525.9	513.5	981.9	989.2
Depreciation, depletion and amortization	215.3	210.1	411.7	437.8
Impairment charges	-	2,433.1	-	2,433.1
Total cost of sales	741.2	3,156.7	1,393.6	3,860.1
Gross profit (loss)	170.7	(2,188.7)	335.7	(1,834.0)
Other operating expense	15.3	9.4	33.0	33.4
Exploration and business development	29.0	43.2	51.7	81.7
General and administrative	46.2	42.4	89.4	81.9
Operating earnings (loss)	80.2	(2,283.7)	161.6	(2,031.0)
Other income (expense) - net	(1.1)	(243.3)	(7.3)	(251.7)
Equity in earnings (losses) of associate and joint venture	(0.7)	(2.2)	(2.0)	(3.1)
Finance income	4.4	2.3	5.8	4.3
Finance expense	(19.9)	(9.1)	(32.7)	(17.7)
Earnings (loss) before tax	62.9	(2,536.0)	125.4	(2,299.2)
Income tax recovery (expense) - net	(17.2)	53.6	(48.3)	(19.2)
Earnings (loss) from continuing operations after tax	45.7	(2,482.4)	77.1	(2,318.4)
Loss from discontinued operations after tax	(1.9)	(721.1)	(4.1)	(723.0)
Net earnings (loss)	$43.8	$(3,203.5)	$73.0	$(3,041.4)

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$(0.3)	$(0.5)	$(0.7)	$1.1
Common shareholders	$46.0	$(2,481.9)	$77.8	$(2,319.5)
Net earnings (loss) attributable to:
Non-controlling interest	$(0.3)	$(0.5)	$(0.7)	$1.1
Common shareholders	$44.1	$(3,203.0)	$73.7	$(3,042.5)

Earnings (loss) per share from continuing operations attributable to common shareholders

Basic	$0.04	$(2.17)	$0.07	$(2.03)
Diluted	$0.04	$(2.17)	$0.07	$(2.03)

Earnings (loss) per share attributable to common shareholders

Basic	$0.04	$(2.81)	$0.06	$(2.67)
Diluted	$0.04	$(2.81)	$0.06	$(2.67)

Weighted average number of common shares outstanding (millions)
Basic	1,144.4	1,141.7	1,144.1	1,141.2
Diluted	1,153.9	1,141.7	1,152.5	1,141.2

p.15 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited, expressed in millions of United States dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
Net inflow (outflow) of cash related to the following activities:

Operating:
Net earnings (loss) from continuing operations	$45.7	$(2,482.4)	$77.1	$(2,318.4)
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	215.3	210.1	411.7	437.8
Losses (gains) on sale of other assets - net	(0.1)	0.2	(0.5)	(0.6)
Impairment charges	-	2,433.1	-	2,433.1
Impairment of investments	-	227.5	-	233.1
Equity in losses (earnings) of associate and joint venture	0.7	2.2	2.0	3.1
Non-hedge derivative (gains) losses - net	0.2	(0.1)	3.6	(0.1)
Settlement of derivative instruments	-	-	-	0.2
Share-based compensation expense	7.0	9.4	14.2	18.1
Accretion expense	7.9	5.1	17.5	10.5
Deferred tax recovery	(33.9)	(164.1)	(5.1)	(184.9)
Foreign exchange (gains) losses and other	(14.5)	15.7	(53.2)	38.5
Changes in operating assets and liabilities:
Accounts receivable and other assets	(113.5)	(103.2)	(63.5)	(74.1)
Inventories	31.7	(7.8)	8.3	(42.7)
Accounts payable and accrued liabilities	63.1	59.6	52.3	92.6
Cash flow provided from operating activities	209.6	205.3	464.4	646.2
Income taxes paid	(45.7)	(98.9)	(90.0)	(174.5)
Net cash flow of continuing operations provided from operating activities	163.9	106.4	374.4	471.7
Net cash flow of discontinued operations used in operating activities	(2.0)	(2.5)	(4.4)	(9.7)

Investing:
Additions to property, plant and equipment	(120.0)	(321.0)	(288.9)	(630.5)
Net additions to long-term investments and other assets	(19.7)	(18.8)	(49.2)	(43.3)
Net proceeds from the sale of property, plant and equipment	0.3	0.1	1.4	1.4
Disposals of short-term investments	-	-	-	349.8
Decrease (increase) in restricted cash	16.6	(0.9)	15.8	(0.9)
Interest received	1.1	2.1	2.5	4.2
Net cash flow of continuing operations used in investing activities	(121.7)	(338.5)	(318.4)	(319.3)
Net cash flow of discontinued operations used in investing activities	-	(6.0)	-	(14.3)
Financing:
Issuance of common shares on exercise of options	-	1.4	0.1	3.0
Proceeds from issuance of debt	119.8	-	742.2	-
Repayment of debt	(125.3)	(6.3)	(779.3)	(493.3)
Interest paid	(1.4)	(1.2)	(3.3)	(2.7)
Dividends paid to common shareholders	-	-	-	(91.3)
Settlement of derivative instruments	-	-	(2.1)	-
Other	(0.2)	(1.7)	0.2	(1.7)
Net cash flow of continuing operations used in financing activities	(7.1)	(7.8)	(42.2)	(586.0)
Net cash flow of discontinued operations used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	1.6	(9.3)	(5.2)	(12.0)
Increase (decrease) in cash and cash equivalents	34.7	(257.7)	4.2	(469.6)
Cash and cash equivalents, beginning of period	704.0	1,420.8	734.5	1,632.7
Cash and cash equivalents, end of period	$738.7	$1,163.1	$738.7	$1,163.1

p.16 Kinross reports 2014 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (6)	Gold Eq Sales (6)	Production cost of sales	Production cost of sales/oz	Cap Ex (8)	DD&A
			(%)	(‘000 tonnes)	(‘000 tonnes)	(‘000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q2 2014	100	3,241	3,479	6,638	0.50	0.29	84%	91,316	85,938	$ 71.7	$ 834	$ 26.0	$ 30.7
		Q1 2014	100	3,655	3,307	2,790	0.66	0.27	84%	83,588	112,711	64.2	570	29.7	28.5
		Q4 2013	100	4,659	3,169	8,624	0.86	0.28	84%	103,612	79,236	47.3	597	28.8	21.2
		Q3 2013	100	4,566	3,374	10,330	0.76	0.28	84%	122,037	119,835	66.5	555	29.2	30.0
		Q2 2013	100	5,048	3,231	10,261	0.80	0.30	84%	102,740	98,998	56.9	575	27.9	25.3
	Round Mountain	Q2 2014	50	6,475	1,008	5,258	0.91	0.37	63%	42,275	42,378	36.9	871	8.3	5.0
		Q1 2014	50	6,670	910	5,466	1.02	0.32	82%	45,054	41,390	37.3	901	6.6	4.6
		Q4 2013	50	5,130	1,025	4,128	0.86	0.36	58%	40,316	39,963	36.6	916	23.9	5.4
		Q3 2013	50	3,974	982	3,090	0.67	0.33	66%	42,073	40,042	32.5	812	15.7	2.8
		Q2 2013	50	4,070	868	4,098	0.56	0.34	68%	41,016	43,035	35.0	813	13.5	9.3
	Kettle River- Buckhorn	Q2 2014	100	78	95	-	11.96	-	94%	40,555	38,801	24.9	642	1.0	15.6
		Q1 2014	100	97	102	-	10.93	-	92%	25,917	25,829	16.4	635	1.6	9.7
		Q4 2013	100	91	86	-	13.10	-	94%	30,642	30,995	19.0	613	3.2	12.8
		Q3 2013	100	89	91	-	12.50	-	95%	34,601	34,876	21.0	602	3.1	14.8
		Q2 2013	100	96	106	-	13.09	-	94%	45,044	46,015	22.8	495	1.1	18.8
	Paracatu	Q2 2014	100	13,332	12,167	-	0.42	-	75%	124,329	132,327	114.6	866	14.5	40.5
		Q1 2014	100	16,083	15,047	-	0.35	-	68%	127,085	115,776	100.1	865	16.8	33.9
		Q4 2013	100	14,024	13,874	-	0.37	-	76%	124,694	127,349	113.5	891	70.1	30.2
		Q3 2013	100	14,600	14,306	-	0.39	-	76%	135,548	140,333	108.1	770	39.9	27.6
		Q2 2013	100	13,836	13,451	-	0.37	-	75%	120,247	118,243	101.9	862	25.7	26.3
	La Coipa (3)	Q2 2014	100	-	-	-	-	-	0%	-	21	0.1	nm	0.1	-
		Q1 2014	100	-	-	-	-	-	0%	-	1,344	1.6	1,190	0.4	0.1
		Q4 2013	100	107	421	-	0.93	-	72%	16,737	25,392	31.6	1,244	6.2	18.9
		Q3 2013	100	577	1,373	-	0.80	-	86%	43,702	45,340	34.3	757	1.1	25.7
		Q2 2013	100	584	1,331	-	0.93	-	88%	48,237	46,574	36.0	773	2.2	29.5
	Maricunga	Q2 2014	100	3,854	-	3,792	-	0.77	nm	64,290	64,333	56.2	874	11.4	11.5
		Q1 2014	100	4,491	-	3,860	-	0.74	nm	52,729	55,857	58.6	1,049	9.4	4.6
		Q4 2013	100	5,780	-	4,107	-	0.68	nm	45,595	44,783	54.5	1,217	26.0	14.9
		Q3 2013	100	4,197	-	3,431	-	0.63	nm	38,126	37,800	51.7	1,368	5.3	11.7
		Q2 2013	100	3,807	-	3,659	-	0.53	nm	49,032	55,163	59.3	1,075	10.2	11.0
Russia	Kupol (4)(5)(7)	Q2 2014	100	437	419	-	13.77	-	95%	195,275	216,765	114.8	530	15.7	58.7
		Q1 2014	100	440	409	-	13.81	-	94%	191,238	138,286	66.5	481	39.5	56.4
		Q4 2013	100	457	424	-	11.35	-	92%	153,529	200,141	95.6	478	29.2	39.2
		Q3 2013	100	379	377	-	11.37	-	94%	150,433	120,865	62.2	515	30.0	20.7
		Q2 2013	100	318	306	-	11.16	-	94%	121,728	164,627	84.9	516	20.7	27.9
West Africa	Tasiast	Q2 2014	100	4,643	663	2,297	2.04	0.62	89%	65,099	65,319	66.5	1,018	25.8	15.1
		Q1 2014	100	7,333	659	2,289	2.15	0.63	89%	71,671	66,386	67.5	1,017	51.3	15.9
		Q4 2013	100	9,189	636	3,197	2.21	0.56	92%	62,963	64,629	72.5	1,122	105.6	20.4
		Q3 2013	100	6,218	577	3,197	1.83	0.46	93%	51,051	49,455	57.4	1,161	161.8	11.7
		Q2 2013	100	5,314	652	3,838	2.03	0.29	92%	71,047	62,489	66.6	1,066	186.2	28.4
	Chirano - 100%	Q2 2014	90	666	615	-	3.42	-	92%	62,991	63,724	40.2	631	9.0	35.5
		Q1 2014	90	902	817	-	3.06	-	92%	74,898	71,058	43.8	616	10.7	40.5
		Q4 2013	90	970	861	-	2.95	-	94%	75,717	78,812	57.8	733	29.2	41.4
		Q3 2013	90	985	829	-	2.65	-	95%	70,010	69,509	53.1	764	11.6	37.2
		Q2 2013	90	826	854	-	2.50	-	94%	62,545	60,397	50.1	830	27.2	31.7
	Chirano - 90%	Q2 2014	90	666	615	-	3.42	-	92%	56,692	57,352	36.2	631	8.1	32.0
		Q1 2014	90	902	817	-	3.06	-	92%	67,408	63,952	39.4	616	9.6	36.5
		Q4 2013	90	970	861	-	2.95	-	94%	68,146	70,931	52.0	733	26.3	37.3
		Q3 2013	90	985	829	-	2.65	-	95%	63,009	62,558	47.8	764	10.4	33.5
		Q2 2013	90	826	854	-	2.50	-	94%	56,290	54,357	45.1	830	24.5	28.5

(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)
Due to the nature of heap leach operations, recovery rates at Maricunga cannot be accurately measured on a quarterly basis.  Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.

(3)	La Coipa silver grade and recovery were as follows: Q2 (2014) nil, nil; Q1 (2014) nil, nil; Q4 (2013) 34.94 g/t, 58%; Q3 (2013) 32.03 g/t, 60%; Q2 (2013) 32.45 g/t, 61%.
(4)	The Kupol segment includes the Kupol and Dvoinoye mines.
(5)	Kupol silver grade and recovery were as follows: Q2 (2014) 88.79 g/t, 84%; Q1 (2014) 106.4 g/t, 84%; Q4 (2013) 131.91 g/t, 92%; Q3 (2013) 136.33 g/t, 86%; Q2 (2013) 139.03 g/t, 83%.
(6)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q2 2014: 65.67:1, Q1 2014: 63.15:1, Q4 2013: 61.18:1, Q3 2013: 62.21:1, Q2 2013: 61.14:1.

(7)
Dvoinoye ore processed and grade were as follows: Q2 (2014) 91,204 tonnes, 28.68 g/t; Q1 (2014) 85,242 tonnes, 30.5 g/t; Q4 (2013) 26,743 tonnes, 28.15 g/t; Q3 (2013) 13,000 tonnes, 30.03 g/t; Q2 (2013) nil, nil.

(8)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.

p.17 Kinross reports 2014 second-quarter results	www.kinross.com